Exhibit 99.1

Common Stock

Holders of the common stock, $0.01 par value per share (the “Common Stock”), of Newfield Exploration Company (the “Company”) are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of common stockholders and do not have cumulative voting rights.

Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock.  The Company does not intend to pay cash dividends on the Common Stock in the foreseeable future.  See “Dividend Policy” below.  Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock.  Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

Dividend Policy

The Company has not paid any dividends in the past and does not intend to pay cash dividends on its Common Stock in the foreseeable future.  The Company currently intends to retain any earnings for the future operation and development of its business.